AGM Group Holdings Inc.

1 Jinghua South Road

Wangzuo Plaza East Tower, Room 2112

Beijing 100020

People’s Republic of China 325025

September 19, 2017

Via E-Mail

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	AGM Group Holdings Inc.
Amendment No. 2 to Registration Statement on Form F-1
Filed August 29, 2017 File No. 333-218020

Dear Ms. Mills-Apenteng:

We are in receipt of your comment letter dated September 13, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Overview

Forex trading brokerage service, page 3

1.

We note that your subsidiary AGM Belize is a retail forex broker licensed by IFSC Belize. Please provide additional disclosure regarding the countries in which you provide forex brokerage services, naming each such country. In addition, please specify the jurisdictions in which your IFSC Belize license entitles you to operate regardless of whether you currently operate in those jurisdictions.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that substantially all of AGM Belize’s current customer base are residents of P.R. China In general, our Belize IFSC License allow us to provide forex trading service in a jurisdiction unless such jurisdiction requires local license for such purpose. Belize IFSC license term 21 specifies “The licensee shall not offer or transact any trading with a resident of a country who laws require a local license for this purpose, without obtaining such a license.” The current PRC laws does not require local license for a retail forex broker to provide forex trading service. We have revised throughout the prospectus to reflect the above.

Financial Statements, page F-1

2.	We note that, in response to prior comment 11, you have labeled the financial statements for the year ended December 31, 2016 as restated. Please revise throughout the filing to also label the financial statements that have been restated for the period from inception (April 27, 2015) to December 31, 2015 as restated. Refer to ASC 250-10-50-7.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the filing throughout to label the financial statements that have been restated for the period from inception (August 27, 2015) to December 31, 2015. Please kindly refer to the revised filing. We would also like to indicate that only the earning per share information has been restated for financial statements related to this period. Therefore, only the financial statements such as the consolidated statement of loss and comprehensive loss that have the disclosure of the earning per share information have been labelled as restated. The other financial statements such as consolidated balance sheet, consolidated statement of cashflows and consolidated statement of shareholder’s equity have not been added with such label since no restatements have been made to these specific statements.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi "Jason" Ye, Esq. of Ortoli Rosenstadt LLP at wsr@ortolirosenstadt.com or jye@ortolirosenstadt.com.

AGM Group Holdings Inc.

By:	/s/ Wenjie Tang
Name:	Wenjie Tang
Title:	Chief Executive Officer